Earnings Release for 1Q’06 Performance Results

1. Time: May 11, 2006 (from 16:00 to 18:00 by Korean time)
2. Venue: Conference room at hanarotelecom’s head office

17-7 Yeouido-dong, Youngdeungpo-gu, Seoul 150-874

3. Participants: Institutional investors and analysts in and out of Korea
4. Purpose: Earnings release for 1Q’06 performance results and Q&A
5. Method of conference: Conference call
6. Others: Consecutive interpretation (Korean-English) will be serviced during the conference call.